Chareau

Alcohol | Cocktails | Distillery | Lifestyle | Cooking

"Our New Cocktail Secret Weapon" - Food & Wine Magazine

CHAREAU.US CAMARILLO CALIFORNIA



areau
E LIQUEUR
LC/VOL 750 ML



We've crafted the world's first alcoholic spirit from the increasingly popular aloe vera plant. Chareau is a light, refreshing liqueur versatile enough to be mixed in almost any cocktail and smooth enough to be sipped on the rocks. Our aloe spirit is unique—with half the amount of sugar and calories as similar liqueurs—and crafted from farm-fresh... more

Kurt Charron President @ Chareau

Why you may want to support us...

1. $1.1mm in 2019 Revenue. Lifetime revenue of $3.5mm
2. Score of 96 from Wine Enthusiast Magazine "Highest Rated Liqueur of the Year"
3. Double Gold Medal SF World Spirits Competition
4. CAGR of 89% since launching in 2013
5. Gross Margins of 70%

Why investors ❤ us

WE'VE RAISED $2,784,964 SINCE OUR FOUNDING

Chareau is the only one of its kind in the world – a distilled spirit made from aloe. But, to simplify it that way would be an injustice. Chareau is the brainchild of Kurt Charron. The harmony and freshness enclosed in a bottle is a remarkable, sustainable attainment of a sense of place from a man tethered to the soul of California.

Angela Hansberger
Atlanta Journal Constitution



Ronak is a USC Law classmate of mine. I love her and trust that she only invests in good things!

Cynthia Hernandez
Lover and supporter of all things innovative...like the world's first all natural aloe liqueur Chareau.



I think Chareau has great prospect

Bhabesh Chakrabarti
Project Manager, Service Industry

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Kurt Charron
President
14yrs in the beverage industry, 6+ yrs in hospitality. Graduate of USC & the Lloyd Greif Center for Entrepreneurial Studies. Graduate of The Ethanol Tech Institute and the Kothe Distillation Program.

In the news

REFINERY29 FOOD&WINE bon appétit AJC Liquor.com The Hollywood Reporter LA WEEKLY WEEKLY Tasting Table MICHIGAN AVENUE ZAGAT abc HD 3 SF WEEKLY MAXIM Tales of the Cocktail Los Angeles Magazine THE MANUAL EATER CHILLED EXCELLENT CNBC NEW YORK OBSERVER

Downloads

Chareau SellSheet Spring 2020 .pdf

The World's First All-Natural Aloe Liqueur

We've crafted a beautiful and versatile spirit out of the increasingly popular and incredibly refreshing aloe plant.

Chareau can be enjoyed over ice right out of the bottle or used to make light, refreshing, and delicious cocktails. Over 100 different cocktails have been made at bars across the country, making Chareau synonymous with "Aloe" on cocktail menus nationwide.


chareau

Chareau is an American Made Farm-to-Table Spirit

All-Natural and craft distilled in small batches using fresh ingredients.

We take Farm to Table from the Kitchen to the Bar, and there is no better place to do that than in California. We source all of our ingredients from local California farms, and every step from the juicing to the distilling to the bottling is done by hand.

All Natural, Farm-to-Table Ingredients

Aloe Vera, Cucumber, Eau de Vie, Lemon Peel, Muskmelon, Spearmint, Sugar, and Water...That's it. Nothing artificial and no fake coloring. We believe in all-natural ingredients and transparency, so every one of our ingredients we put in the bottle is listed on the bottle.

In-House Distilling Let's Us Keep Control

Chareau is produced in-house on an Arnold Holstein German Copper Pot Still. Having our own Distilled Spirits Plant allows us to produce the best quality product, increase our margins, decrease our shelf price in line with the competition, and scale immediately.

We're One-of-a-Kind

You can taste the freshness of the ingredients, because Chareau has no Artificial Flavors, Coloring, Preservatives or Sweeteners.

We use natural ingredients—and not just because it's trendy. Fresh ingredients produce a higher quality product and provides the transparency that people crave. We're one of the only spirits products where you can actually turn the bottle to the side and see all of our ingredients listed. Our aloe spirit can also be used in almost any cocktail and has a low enough sugar content that you can sip it straight.


CHAMBORD
ST-GERMAIN
chareau
MIDORI
PAMA

50%

the sugar and calories of similar liquors

25%

alcohol by volume

We're Young and Growing Fast

Chareau has a Compound Annual Growth Rate of 89% in sales since launching in 2013 and we have nearly doubled our margins over the same period.

Chareau is rapidly growing with a focus on longevity. Our goal when launching Chareau was to build the brand in the bar community before launching retail sales. We wanted to see high volume per account, repeat orders, and a sustainable gross margin before hitting the liquor and grocery stores.


$2.2M
$1.65M
$1.1M
$550K
Total Sales Thru 2018: $2.12M
2013
2014
2015
2016
2017
2018
Total Cumulative Sales

70%

Accounts Reorder

70%

Gross Margins

Find Us at the Best Bars & Restaurants

Chareau has been featured on the cocktail menu at some of the best bars & restaurants in the country, from the pairing at Alinea in Chicago, a top 20 restaurant in the world, to the Spa Cocktail at Mastro's Steakhouses nationwide, poolside at the Wynn Hotel in Las Vegas, and in the Ramsay Gin & Tonic at Gordon Ramsay Caesars Palace, named after their celebrity chef.

Bars | Restaurants

Hotel | Resorts

Retail

Over 3000+ Accounts in 40 States

Our plan for 2021 is to continue to bring Chareau to more bars and liquor stores in the U.S. and launch internationally.


Currently Distributing

JOIN US FOR A TOAST!

"There was nothing on the market like Chareau...so we made it."



The recent COVID-19 pandemic has severely affected many lives, families, and businesses in different ways. The health and safety of our families, employees, investors, and partners have been the utmost priority during this time, and we thank you for your continued support while we all move forward toward a brighter future.

Our business was growing strong prior to March 2020, with over 80% of our sales to the best bars and restaurants in the USA. We had a growth rate of 60% for the trailing 6 months leading up to COVID-19; however, the required closure of those bars and restaurants across the country has forced us to adapt our business to operating with a significant reduction to our revenue. We have cut operating costs where possible, kept our employees on staff, found new revenue streams, and put plans in place to continue to adapt to the new business environment.

The outlook is uncertain for many businesses, but we are optimistic about the future of Chareau and our industry as a whole. We believe that the future will not just return to “normal,” but thriving, and we need assistance to weather the storm.

I believe in this company and I believe in this country. This is a challenging time, but we will come out of this stronger together. Thank you for your continued support, and I wish you all good health, safety, and wellness.

Thank you



Kurt Charron

Investor Q&A

– COLLAPSE ALL

What does your company do?

We've crafted the world's first alcoholic spirit from the increasingly popular aloe vera plant. Chareau is a light, refreshing liqueur versatile enough to be mixed in almost any cocktail and smooth enough to be sipped on the rocks. Our aloe spirit is unique—with half the amount of sugar and calories as similar liqueurs—and crafted from farm-fresh ingredients you can actually pronounce. That quality is why we're already in over 3000 bars and restaurants in 40 states.

Where will your company be in 5 years?

As more and more bars are embracing high-quality ingredients and craft cocktails, Chareau aspires to be one of the few bar staples actually produced here in the USA. Our unique combination of Cucumber, Mint, and Muskmelon with fresh Aloe has already found a place in the best bars, restaurants, and hotels in the country.

What is Chareau?

Chareau is an all-natural Aloe Vera liqueur that we're making down in Southern California.

Why create an aloe liqueur?

I think that aloe works beautifully in cocktails, and it's an ingredient that's really difficult for the average bartender to source and to juice in-house. So we decided to do the work for them, juice it, and put it into a shelf-stable liqueur. Aloe itself has a delicate vegetal flavor, with slight bitterness, and a really soft and amazing mouth feel, so it's unlike any other thing on the market. Typically, liqueurs tend to be thick and syrupy from the high sugar content, and because of that they aren't usually sipped right out of the bottle. Instead of all of that sugar, we use fresh Aloe Vera juice and created a spirit that works great in cocktails, but also can be enjoyed over ice.

When did Chareau start and what progress have you made since?

I came from a background in hospitality, working since my teens in every position from dishwasher, to cook, to bartender, and it was about ten years ago that I was in my kitchen experimenting with different recipes and trying to come up with a spirit that really embodied the idea of California in a Bottle. I wanted to use all locally sourced ingredients to create a light, refreshing spirit that was unique to the spirits market and I had never seen as a bartender. I had the beginning stages of what would soon become Chareau and needed help to bring it to market.

I teamed up with another distiller in Northern California who was already known for making some of the best spirits in the world. We took that idea and launched our first batch of 100 cases, only 600 bottles, here in LA, in the summer of 2013. We weren't really sure how it was going to go over, being such a unique ingredient, and it just took off. We sold out in a matter of months in only 15 bars. We made another batch and the same thing happened. We were onto something special. We worked with that distiller for another 2 years as we spread Chareau across the country and we literally couldn't produce enough, so we built our own place and now we make Chareau in-house.

Tell us about your distillery.

It's in a beautiful location in Camarillo, CA, surrounded by strawberry fields and citrus groves. We're closer to all of our ingredients, and now because we have our own distillery, we can scale up really easily. We have the capacity to make about 30,000 cases of Chareau a year and we can double that capacity just by adding another blending tank. We aren't restricted by having a manufacturer that has long lead times or might not be able to meet our orders, and we no longer have to worry about the cash flow and projection issues of ordering in bulk only a couple times per year.

How has distilling in-house improved your economics?

Working with another distiller, we had horrible margins. We were using really high quality ingredients and we didn't want to sacrifice quality by taking those ingredients out in order to make a product that was more affordable for bars. The first year, we were sitting at about 36% gross margin, but every year, we've been able to increase that by either buying our ingredients and packaging in bulk or also by opening our own distillery. Over the last few years we were able to lower the price on the shelf 25%, while at the same time increasing our margins from 36% to almost 70%. We hope to keep margins right where they are, and as we grow keep passing that savings on down to the consumer.

Who are your customers?

Our first customers were bartenders, and that was because bartenders would already know what to do with such a new and unique product. Consumers at home tend to have their favorite spirits that they like to stick with and are most likely to try something new when they ask the bartender, "What should I have?" And then maybe the bartender introduces something new to them. We knew that this was going to be crucial to our business plan, so when I started out, I went out to the best bars in LA to see what they thought.

The best way to scale up was to then have influential, award-winning bartenders in each market educate and introduce Chareau to other bartenders and then have that knowledge passed on down to the home consumer. Right now, we have five brand ambassadors, who are some of the best bartenders you will ever meet, out spreading the word about Chareau.

How do you drink Chareau? Does it play well in cocktails?

I've seen hundreds of different cocktails made with Chareau, which is really cool and it's amazing to see what some these bartenders will do, where they take Chareau and put it into a five or six ingredient, well-balanced, completely complex cocktail.

But the average person at home probably isn't going to do that, so what makes Chareau special is that it's actually something that you can just sip right out of the bottle. You can just sip it on the rocks with sparkling water, or if you want to make a cocktail and have that craft cocktail experience, you can take any base spirit - say gin, rum, tequila, or vodka, add Chareau and any citrus you want, whether it's lime, lemon, or grapefruit, and you're going to have a cocktail that is just like any of the cocktails that are in some of the best bars in the country.

What's next for Chareau?

Our industry has been hit extremely hard during the COVID-19 pandemic. With bars and restaurants closed across the country, we have lost over 75% of our short term revenue. To adapt and move forward, we have been able to restructure our operations and minimize expenses until the industry recovers. As of today, we are expecting 2020 to be a year of survival and recovery, but we are looking forward to growth in 2021 and beyond. We expect the first half of 2021 to return to 2019 revenue levels and expect growth in the second half of 2021.

Tell us about your distributors.

When I started out, I was selling out of the back of my car because we were a really small company, self-funded, and we could do that in California. I put over 30,000 miles on my car that year.... luckily, it was Prius. Now, we have a strategic mix of distributors all across the country in select markets. In some markets we have large distributors, which is great because they have reach into every single bar and liquor store. In other markets, where we may not have a brand ambassador, we tend to go with a smaller distributor who's going to give us more attention and help spread the word.

What is your marketing strategy?

Honestly, quality. I didn’t have millions of dollars to buy fancy billboards or commercial ads to try to convince people that they should try Chareau, and I didn’t have the money to pay bars to carry my product either. If we wanted to stand any chance against the big players in the industry, we had to put out the BEST possible product. We had to put out something that bartenders would choose to use because they want to, so we spent over two years getting the recipe just right before giving it to any bartenders, and when we did, we went straight to the best one’s...why not?!

If you look at our website, almost all of the press that we've gotten is because we put out a high quality and unique product that was being served at some of the best bars and restaurants in each city. We have no publicist and we’ve gotten unbelievable free advertising.

In the future, we will be implementing a marketing plan geared towards the home consumer that will consist of more in-store tastings, events, and digital marketing.

How is Chareau made?

We start by making our own base spirit, which is really rare for a lot of spirits companies, but especially liqueurs. Most of the time, their base spirit will be a neutral spirit that they buy in bulk from a large, industrial distiller. We don’t do that. We actually make our own eau-de-vie, which is basically unaged grape brandy...and it’s clear because it hasn’t gone into any wood barrels. We make that base by distilling muscat wine grapes which keeps it naturally grain and gluten free.

Once we have that base spirit, we then infuse it with fresh cucumbers, spearmint, lemon peel, and muskmelon. We do that through processes known as maceration and redistillation - which means we take those cucumbers, melon, mint, lemon peel and we put it into the alcohol, and then let it sit like we’re making an alcoholic tea. Redistillation is where we then take that tea, put it back in the copper pot still and cook the flavor into the base spirit. By doing that, we can lock in the flavor and actually lengthen the shelf life. That's the foundation for Chareau. After that, we bring it down to bottling strength by adding fresh aloe vera juice, which is undistilled and uncooked, a little bit of water, a little bit of sugar, and then we hand-bottle every single bottle.

Who are your competitors?

I would say that our competition are other brand name liqueurs that you would find at your local liquor store. Being the only Aloe Vera liqueur, obviously those products are very different in terms of their flavor profile, but also what makes us different is that we have half the sugar and half the calories of the other liqueurs. Their high sugar content not only makes them unhealthy, but also, it's something that's so syrupy and sweet that you can't sip it directly out of the bottle.

We're different from the competition, because we have the versatility to be a cocktail ingredient just like all of them, but you can also enjoy it right out the bottle and make a really, really simple drink.

How will you beat the competition?

We use natural ingredients because they're better, and not just because it's trendy... It actually produces a higher quality product. And also we believe that people want transparency. Not only is our product clear, literally, with no artificial neon colors, but we're one of the only spirits products where you can actually turn the bottle to the side and see all of our ingredients listed. We list everything on the bottle because we have nothing to hide. Everything in the bottle is on the bottle and they're all ingredients that you have seen before and you can pronounce.

Also, simplicity. People want a simple, high-quality product, and that's why we created Chareau; so that it could be enjoyed right out of the bottle.

How will use your funds from Wefunder?

COVID-19 has severely affected our business in the short term, and we will be using the funds from this raise for additional working capital.

What is the current cashflow of the company?

As of May 15, 2020, the company had $25,661.80 in the bank and a projected burn rate (net cash out) of $8811/month through December 2020.

Sales in the 3 months leading up to COVID-19 were up 78% over the same 3 months in the year prior, and we had several months of positive EBITDA in 2019. We had initially projected 2020 being the company's first year of profitability, but given the circumstances, we have now pushed our first year of projected profitability out to 2021.

Financials

Chareau has financial statements ending December 31 2019. Our cash in hand is $34,634.16, as of April 2020. Over the three months prior, revenues averaged $109,546/month, cost of goods sold has averaged $30,738/month, and operational expenses have averaged $66,918/month.

At a Glance

February 11 to December 31

$1,093,621 +18%
Revenue

-$766,287
Net Loss

$287,374 +219%
Short Term Debt

$495,383
Raised in 2019

$34,634
Cash on Hand
As of 04/14/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We've crafted the world's first alcoholic spirit from the increasingly popular aloe vera plant. Chareau is a light, refreshing liqueur versatile enough to be mixed in almost any cocktail and smooth enough to be sipped on the rocks. Our aloe spirit is unique—with half the amount of sugar and calories as similar liqueurs—and crafted from farm-fresh ingredients you can actually pronounce. That quality is why we're already in over 3000 bars and restaurants in 40 states.

As more and more bars are embracing high-quality ingredients and craft cocktails, Chareau aspires to be one of the few bar staples actually produced here in the USA. Our unique combination of Cucumber, Mint, and Muskmelon with fresh Aloe has already found a place in the best bars, restaurants, and hotels in the country.

Milestones

Charron Favreau SPC was incorporated in the State of Washington in February 2019.

Since then, we have:

- $1.1 million in 2019 Revenue

- Signed a key Sales and Marketing partnership with the Espiritus Group

- Expanded our distribution footprint across the U.S.

Historical Results of Operations

Over the course of 2019 we rolled out a new sales infrastructure with the Espiritus Group. We restructured market by market, and realigned our distribution, to fit our future growth plans.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,093,621. Our gross margin was 59.55%.
- *Assets.* As of December 31, 2019, the Company had total assets of $444,613, including -$34,240 in cash.
- *Net Loss.* The Company has had net losses of $766,287 for 2019.
- *Liabilities.* The Company's liabilities totaled $1,260,669 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $485,000 in debt, $455,000 in equity, and $1,045,000 in convertibles.

Given the current COVID-19 pandemic, we are currently evaluating our future capital needs on a daily basis.

Runway & Short/Mid Term Expenses

Charron Favreau SPC cash in hand is $34,634.16, as of April 2020. Over the last three months ending January 31, 2020, revenues have averaged $109,546/month, cost of goods sold has averaged $30,738/month, and operational expenses have averaged $66,918/month, for an average net margin of $11,890 per month.

The COVID-19 pandemic has severely affected our operations. Prior to the pandemic, over 85% of our revenue came from sales to bars and restaurants. The mandatory closure of bars and restaurants in March 2020 caused revenue to drop far below projections.

Due to the current COVID-19 pandemic, it is difficult to give an accurate projection of revenue and expenses over the next 6 months. As a result, we have reduced expenses to basic overhead. We are planning for bars and restaurants to be closed for the next 3 months, and expect a period of industry recovery for the following 6-9 months. Our company is exploring new revenue streams, speaking with potential investors, and will need government financial assistance to fully recover.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -70%

Gross Margin: 60%

Return on Assets: -172%

Earnings per Share: -$0.43

Revenue per Employee: $546,811

Cash to Assets: -8%

Revenue to Receivables: 1,357%

Debt Ratio: 284%

CF 2019 P L by Month.pdf

CF 2019 Balance Sheet by Month.pdf

Risks

1. RISK FACTORS
Prospective investors, prior to making an investment in the securities of our company, should carefully consider, among others, the following risk factors:

2. Risks Related to Our Business Generally

We have limited working capital and may need to raise additional capital in the future.

Our capital needs in the future will depend upon factors such as our rate of growth, inventory requirements, market acceptance of our products and any other new products we launch, the success of our independent distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty. We may need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement.

We cannot assure you that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling units, the ownership of our existing shareholders will be diluted. Any inability to obtain required financing could have a material adverse effect on our business, results of operations and financial condition.

We expect to encounter risks and difficulties in sales and acceptance of our products frequently faced by early stage companies in rapidly evolving markets. We face all of the risks and uncertainties encountered by a young business. You must consider our prospects in light of the risks, expenses, and difficulties frequently encountered by companies in a alcoholic beverage or spirits manufacturing, importing, and wholesaling business. Demand and market acceptance for recently introduced products are... more

3. Risks Related to the Specialty Alcoholic Beverage and Spirits Industries.

Competition

We have many current and potential competitors, many of whom have considerably greater financial and other resources than we do. There are many new competitive entrants every year. Further, if our products are successful, others will enter the market, which may draw our customers away from us or preclude us from obtaining any additional customers. In particular, there are a number of established alcoholic beverage and spirits operators the U.S., that sell comparable products and at any time could enter the market with new competing products based on Aloe.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of food products, including contents, labels and packaging, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully
market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules... more

4 Risks of Investing in a Private Company and of this Investment

We are largely dependent on the services of our founders.
Our management will be dependent, to a large degree, on the services of Kurt Charron, the company's founder. Loss of his services could have a material adverse effect on our business because a qualified replacement may be difficult or impossible to retain.

The Manager will control the Company.

We are a manager-managed limited liability company and terms of governance and management are set fort in out limited liability company agreement ("LLC Agreement"). Control of the Company will remain with our present Manager, Kurt Charron, subject only to rights of members as set forth in the LLC Agreement. Accordingly, no investors should purchase any of the securities offered hereby unless they are willing to entrust us with all decision-making. Further, there is nothing to preclude any officer or director from resigning at any time and withdrawing from active participation in the business.

We have made projections as to future performance that only reflect our best knowledge and those projections are based on assumptions and will not likely match actual performance.

Our projected financial information provided to prospective investors is limited to presenting, to the best of management's knowledge and belief, pro forma financial forecasts or projections. The forecasts and projections are based on management's judgments and are meant to provide potential investors with... more

5 Risks Related to the Sale of Securities

If you sell your units you will lose the benefit of future appreciation.The risks previously enumerated pertain to the value of our securities and the risks of retaining those securities.Any holders of our equity securities who sell their securities will receive cash and lose the opportunity for future appreciation of the units or options sold.

The valuation of our business going forward is highly uncertain.

While you must consider our business and prospects in light of the aforementioned risks and difficulties we encounter in our markets, you should also consider the upside and downside opportunities that exist in holding our units. In the food and alcoholic beverage and spirits industry, recent transactions have been completed for
sales prices that imply both higher and lower business and securities valuations than reflected in the price offered. Market valuations also vary greatly depending on the overall market environment, target companies' size, product differentiation, revenue growth, profitability and numerous other factors. Additionally, the valuation contemplated herein is for a minority investment and not an outright sale of the Company. An outright sale could potentially yield a higher valuation than a minority investment due to the premium placed on transfer of control. We have not undertaken a comprehensive market evaluation to find the best valuation in a fulsome control or liquidity event (e.g. outright sale or initial... more

6 FORWARD-LOOKING STATEMENTS

Some of the statements in the materials provided to subscribers and purchasers are forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may and likely will differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

7 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kurt Charron	Managing Member @ Chareau	2011

Officers

OFFICER	TITLE	JOINED
Kurt Charron	President, CEO	2011

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kurt Charron	544,000 Common Units	30.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2020	$49,500	Loan
02/2020	$23,298	Convertible Note
02/2019	$30,000	Loan
11/2018	$130,000	Loan
02/2017	$56,000	Loan
03/2019	$120,383	Priced Round
05/2017	$390,782	Convertible Note
11/2017	$25,000	Loan
11/2018	$190,000	Loan
07/2018	$130,000	Loan
01/2018	$40,000	Loan
12/2019	$210,000	Convertible Note
10/2016	$100,000	Loan
01/2019	$135,000	Convertible Note
08/2018	$175,000	Convertible Note
12/2017	$425,000	Convertible Note
04/2016	$175,000	Priced Round
07/2014	$280,000	Priced Round
11/2013	$100,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/31/2019	$210,000	6.0%	20.0%	$6,500,000	06/30/2021
02/29/2020	$23,298	6.0%	20.0%	$6,500,000	06/30/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA/ Live Oak Bank	10/01/2016	$100,000	$77,141	7.99%	10/01/2026	Yes
Kurt Charron	02/15/2017	$56,000	$23,917	0.0%	12/31/2020	Yes
Aimee Garcia	11/09/2017	$25,000	$23,150	5.0%		
William Graves	01/03/2018	$40,000	$36,710	5.0%		
Ronak Kordestani	07/07/2018	$130,000	$127,199	5.0%		
Kurt Charron	11/02/2018	$130,000	$134,926	5.0%	12/31/2020	Yes
Rouzbeh Kordestani	11/29/2018	$190,000	$193,171	5.0%		
Gerard Charron	02/22/2019	$30,000	$31,565	6.0%		Yes
Live Oak Bank	04/10/2020	$49,500	$49,500	1.0%	04/10/2022	Yes

Related Party Transactions

Name	Kurt Charron
Amount Invested	$130,000
Transaction type	Loan
Issued	11/02/2018
Outstanding principal plus interest	$134,926 as of 05/2020
Interest	5.0 per annum
Maturity	12/31/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and CEO

Name	Gerard Charron
Amount Invested	$30,000
Transaction type	Loan
Issued	02/22/2019
Outstanding principal plus interest	$31,565 as of 05/2020
Interest	6.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Father of Founder/CEO

Father of Founder/CEO

Name	Kurt Charron
Amount Invested	$56,000
Transaction type	Loan
Issued	02/15/2017
Outstanding principal plus interest	$23,917 as of 05/2020
Interest	0.0 per annum
Maturity	12/31/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and CEO

Name	Gerard Charron
Amount Invested	$30,000
Transaction type	Loan
Issued	01/29/2020
Outstanding principal plus interest	$30,000 as of 05/2020
Interest	6.0 per annum
Maturity	12/31/2023
Outstanding	Yes
Current with payments	Yes
Relationship	Father of Founder/CEO

Payments are delayed due to COVID-19

Use of Funds

$50,050 94% -- Working Capital for sales, production, and marketing to grow in our current markets 6% -- Wefunder intermediary fee

$150,000 94% -- Working capital for sales, production, and marketing to launch new domestic markets and grow in the existing 6% -- Wefunder intermediary fee

$250,250 94% -- Working capital for sales, production, and marketing to launch new domestic and international markets 6% -- Wefunder intermeidary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Units	1,998,192	1,778,192	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.